NEWS RELEASE

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HHHEF - OTCQB

37 Capital executes an Option Agreement for the Acacia Property, Central British Columbia

VANCOUVER, BRITISH COLUMBIA. September 30, 2019. 37 Capital Inc. (the “Company” or “37 Capital”). The Company is pleased to announce that further to its news release dated September 12, 2019, the Company has entered into and has executed a Property Option Agreement with Eagle Plains Resources Inc. (“Eagle Plains”) in respect to the Acacia Property (the “Acacia Property Option Agreement”) whereby the Company shall have the right and option to acquire a 60% interest in the Acacia Property by issuing to Eagle Plains in stages a total of 300,000 common shares in the capital of the Company and by incurring a total amount of $2,500,000 in property related expenditures over a period of five years. The Acacia Property Option Agreement contains terms and conditions as are customary for transactions of this nature.

The Acacia Property covers an area of approximately 4,715 hectares and is located in the Adams Plateau area of British Columbia, about 60 kms northeast of Kamloops and 22 kms east of the town of Barriere. The Acacia Property is in close proximity to the past producing Homestake and Samatosum Mines, and has good infrastructure including forestry roads and nearby hydro and rail.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.

On Behalf of the Board,

37 Capital Inc.

“Jake H. Kalpakian”

Jake H. Kalpakian, President

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.